

December 6, 2022

Dale Bowen
Chief Financial Officer
Instructure Holdings, Inc.
6330 South 3000 East
Suite 700
Salt Lake City, UT 84121

      Re: Instructure Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2021
           Filed February 23, 2022
           Form 10-Q for the Quarter Ended September 30, 2022
           Filed November 2, 2022
           File No. 001-40647

Dear Dale Bowen:

We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 51

1.   We note your response to prior comment 1. Given that you consider the number of customers to be a key performance indicator in managing your business, it remains unclear why an exact customer count with an explanation of the factors impacting such measure would not be relevant to investors. Please revise and ensure that you include a discussion of any significant fluctuations in this metric from period to period.

Results of Operations, page 54

2. We note your response to prior comment 2. Please revise your non-GAAP reconciliations to separately present transaction expenses, impairment charges and other non-recurring costs. To the extent the impairment charges relate to various asset groups (e.g. goodwill, held-for-sale, leases, etc.), include a breakdown of such charges in a footnote to the non-GAAP reconciliation. Also, provide us with a breakdown of other non-recurring costs and, to the extent material, include such information in a footnote to the reconciliation.

3. We note from your proposed disclosures in response to prior comment 3 you intend to disclose that the increase in revenue is due to expanded use of your solutions. However, it remains unclear whether such usage is from new or existing customers or from recent acquisitions. Considering your key metrics relate to the growth of your total customer base and retention and expansion of your existing customer base, please revise to include either the dollar amount or percentage change in revenue attributable to both new and existing customers to add further context to the impact of the key performance indicators used in managing your business. Also, to the extent that any acquisition during the period materially impacted revenue, revise to include a quantified discussion of such impact.

Form 10-Q for the Quarter Ended September 30, 2022
Notes to Unaudited Condensed Consolidated Financial Statements
Note 15. Commitments and Contingencies, page 23

4. We note your reference to "losses that could potentially result from this lawsuit" in your response to prior comment 4. Please revise your proposed disclosures to more clearly state, if true, that it is reasonably possible that a loss in excess of amounts accrued may be incurred but that the amount of such loss or range of loss cannot be reasonably estimated.

      You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Matt Kaminer